September 3, 2004


via U.S. mail and facsimile

Mr. Gregory J. Rau
President and Chief Executive Officer
111 South Rohlwing Road
Addison, Illinois 60101

	Re:	Minuteman International, Inc.
		PRE M 14A filed August 5, 2004
		File No.  999-15582

		Schedule 13E-3 filed August 5, 2004
		File No. 005-39423

Dear Mr. Rau:

	We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.


Preliminary Proxy:

Vote Required, page 2
1. Please state, if true, that Hako is expected to vote all of its shares in favor of the merger and that the merger will therefore be approved.

Conditions to the Merger, page 5
2. Clarify, if true, that approval of the merger agreement and the merger by Minuteman`s shareholders is a condition that is likely to be satisfied, as Hako owns a sufficient percentage of shares necessary to approve the transaction and a separate vote of unaffiliated shareholders will not be held. Please also add that a condition to the transaction is that the holders of no more than 10% of the outstanding shares of the company exercise dissenters` rights.

Background of the Merger, page 10
3. Please elaborate on the reasons why Hako and Prof. Dr. Eckart Kottkamp determined to begin discussions with the company in March 2003 to privatize Minuteman. Please also elaborate on the methods of privatizing the company that were discussed.
4. Please explain in more detail why it was determined that Mrs. Rau would not retain an equity interest in the company after the transaction.
5. We note that Bell Boyd provided Mr. Rau with memoranda concerning the transaction in August and November 2003, as well as various other informational materials concerning a going-private transaction.
Please advise as to what consideration was given to whether these materials are reports materially related to the transaction that should be described and filed in accordance with Items 9 and 16 of
Schedule 13E-3 and Items 1015 and 1016 of Regulation M-A.
6. Please discuss in more detail the preliminary results of Houlihan Lokey`s analysis of Minuteman as communicated to the Special Committee on May 21, 2004. Also discuss in more detail how the passage of time affected the analysis it provided to the Special Committee on July 7, 2004. We note that except for the passage of time and change in the consideration offered, this analysis was consistent with the May 21, 2004 analysis.

Purpose and Reasons for the Merger; Fairness of the Merger
7. Please ensure that you include a discussion of Hako`s reasons for the merger, as required by Item 1013(c) of Regulation M-A. In this regard, we note the information contained on page 5 in Houlihan
Lokey`s board book under the heading "Transaction Rationale."

	Determinations and Recommendations of the Special Committee, page
17
8. Please state whether the special committee considered the going concern value of the company, as required by Instruction 2(iv) to Item 1014 of Regulation M-A.
9. In reaching the conclusion that the transaction is procedurally fair to unaffiliated stockholders, please state what consideration the special committee gave to the fact that:
* the company did not conduct any auction or market test of its value;
* Hako was unwilling to consider a transaction in which it would sell its interest to a third party, even if the price and terms of such a transaction would have been more beneficial to unaffiliated stockholders;

* the fact that although the company can accept a superior proposal, the likelihood of a superior proposal being received is diminished by the fact that the board cannot solicit such a proposal, a third party may be less willing to make a proposal because of the expense reimbursement obligation that the company would become subject to, and Hako has articulated its unwillingness to engage in alternative transactions;
10. Your bullet point on page 20 states that expense reimbursement is required in "certain circumstances" and that there is no break-up fee. Please clarify that the circumstances you refer to here are the termination of this transaction in favor of a superior offer.

11. We note that the special committee found the transaction to be procedurally fair to unaffiliated stockholders despite the lack of a requirement that a majority of them vote in favor of the transaction to approve it. Please elaborate to highlight the fact that Hako, with ownership of 68% of the company`s common stock, will therefore control the outcome of this vote.

	Determinations and Recommendations of the Board of Directors, page 21
12. Disclosure in the third bullet point on page 21 states that the Board considered the fairness analyses performed by Houlihan Lokey in determining the fairness of the transaction to unaffiliated stockholders. Note that the discussion of factors considered by the board in forming its fairness determination must be that of the board; the reference to Houlihan`s analyses and opinion does not satisfy the requirements of Item 1014 unless the board expressly adopts Houlihan`s analyses. See Response to Question 20 in SEC Release No. 34-17719; "Interpretive Release Relating to Going Private Transactions Under Rule 13e-3." We note that the board has only adopted the discounted cash flow analysis conducted by Houlihan. Please revise.

13. Please address the Board`s consideration of the factors described in our comments about the special committee in this section.

14. We note the statement that the board believes sufficient procedural safeguards are in place to ensure fairness to unaffiliated stockholders despite the fact that the no unaffiliated representative was appointed to represent the unaffiliated stockholders` interests. Please also explain whether the board considered the transaction to be procedurally fair given that no separate vote of unaffiliated stockholders is required and the transaction will be approved solely by Hako`s vote.

The Hako Entities` Position as to the Fairness of the Merger, page 23
15. This disclosure states that Hako`s belief as to the fairness of the merger to unaffiliated stockholders "is not, except as described below, based on the deliberations or determinations of the Special Committee and Board . . ." Please clearly indicate where Hako`s fairness determination is based on the deliberations, determinations or analyses of the Special Committee and Board, and to the extent its own determination is so based, ensure that Hako expressly adopts these deliberations, determinations and analyses.
16. Please identify which factors Hako found to support the fairness of the merger or detract from the merger. If Hako only considered factors that it felt supported the fairness of the merger, please clarify this.
17. Please address what consideration, if any, Hako gave to the following, and how it believed these factors weighed in favor of or against the fairness of the merger:

* the fact that Hako was unwilling to consider alternatives to this transaction that may have been more favorable to the unaffiliated stockholders;

* the fact that no auction of the company or market test of the consideration to be paid was conducted;

* the fact that although the company can accept a superior proposal, the likelihood of a superior proposal being received is diminished by the fact that the board cannot solicit such a proposal, a third party may be less willing to make a proposal because of the expense reimbursement obligation that the company would become subject to, and Hako has articulated its unwillingness to engage in alternative transactions;

* the fact that a majority of unaffiliated stockholders do not have to vote in favor of this transaction to approve it, and that therefore, Hako, with ownership of 68% of the company`s common stock, will control the outcome of the vote.
18. We note that Hako discusses the valuation and analyses performed by its financial advisor as a factor considered by Hako in forming its belief as to the fairness of transaction to unaffiliated stockholders. Please revise to state that Hako adopts the analyses conducted by Marshall & Stevens. See SEC Release No. 34-17719, discussed above.

Fairness Opinion of Houlihan Lokey, page 25
19. The statement that the opinion is for the information of the Special Committee "only" is inappropriate since it appears in the proxy statement; please revise here and in the fairness opinion in Appendix B. In addition, revise the discussion regarding Hako`s financial advisor to state that Marshall & Stevens consented to the summary of its presentation in the proxy statement.

Public Market Pricing and Premiums Paid in Other Going Private
Transactions Analysis, page 28 and Discounted Cash Flow Methodology, page 30
20. Revise these discussions to include a chart similar to those used in the other analyses in order to more clearly illustrate the valuations. Revise the discussions of Marshall & Stevens` analyses accordingly.

Market Multiple Methodology, page 29
21. Please provide the selected revenue, EBITDA, and EBIT multiples used in obtaining Minuteman`s indicated equity value range of $10.06 to $10.67.

Valuation of Hako`s Financial Advisor; Comparable Companies Market Multiples, page 34
22. We note the multiples provided for the comparable companies;
however, these multiples appear different than the multiples listed in the presentation in Exhibit C. Please advise.

Consequences of the Merger, page 41
23. Please include a clear and comprehensive discussion all of the effects of the merger, including tax consequences, on: (a) the company, (b) its affiliates, and (c) unaffiliated stockholders. You should identify effects that are beneficial as well as detrimental to each of these parties. You already have some of this disclosure in the document, but it appears in various places and does not clearly identify benefits and detriments. Further, the tax discussion beginning on page 45 only appears to relate to the unaffiliated shareholders.

Sources and Amount of Funds; Financing for the Merger, page 42
24. Please clarify Minuteman`s loan facilities with LaSalle, including what each facility or loan provides and whether or not Minuteman has actually entered into these arrangements at this time. The second bullet point on page 42 suggests that a facility for the $10.75 loan has yet to take place, while disclosure under "Financing Obtained by Minuteman" on page 43 states that the company has already entered into
an amendment to its credit facility.   If true, please clarify that
these are distinct facilities; the $10.75 million loan facility, which we assume is the same as the `term loan` referred to on page 43, and the supplemental term loan discussed on page 43. Furthermore, please clarify the purpose of the supplemental term loan. Will proceeds of this loan be necessary to fund the merger?
25. If the supplemental term loan is to be used to fund the company`s portion of the merger consideration, as suggested by disclosure on page 43, please address the likelihood that sufficient funds can be made available, as we understand that they are limited by the amount of the outstanding principal balance of the term loan.
26. We note that Deutsche Bank will lend Hako "up to" EUR 4 million for the purpose of providing the merger consideration. Please clarify whether this means that Hako will be able to borrow the entire $4.08 million necessary to complete the merger. If there are any limitations that would cause Hako to be able to borrow less than the entire EUR 4 million (or moreover, the $4.08 million), please discuss them.
27. If there are no alternative financing arrangements or plans in the event the primary financing arrangements fall through, please disclose this. Otherwise, please discuss these plans. See Regulation M-A section 1007(b).

Voting at the Special Meeting, page 47
28. Please clarify what the company means by "method by which you vote". It appears that the shareholders may only vote by proxy card.

Schedule 13E-3

29. We note that in several instances, for example Item 2(e) and (f), you say that the item is "not applicable." All items are applicable. If you have no transactions or information to disclose in response to the item, please state "none".

Closing Comments

	As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please direct questions to Tamara Brightwell at (202) 824-5221 or Chris Edwards at (202) 942-2842. In this regard, please do not hesitate to contact Mark Austin at (202) 942-1884.



								Sincerely,



								Pamela A. Long
								Assistant Director

cc:	John F. Cox
	Jenner & Block LLP
	One IBM Plaza
	Chicago, Illinois 60611-7603

	Patrick J. Maloney, Esq.
	Bell, Boyd & Lloyd LLC
	70 West Madison Street, Suite 3100
	Chicago, Illinois 60602
Mr. Gregory J. Rau
Minuteman International, Inc.
September 3, 2004
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

       DIVISION OF
CORPORATION FINANCE